K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

December 15, 2016

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-1520

Re:                             Harris Associates Investment Trust

File Nos. 33-38953; 811-06279

Post-Effective Amendment No. 55

Ladies and Gentlemen:

Pursuant to General Instruction C.3.(g) of Form N-1A under the Investment Company Act of 1940, as amended, and Rule 405 of Regulation S-T, transmitted herewith on behalf of Harris Associates Investment Trust (“Registrant”) is Post-Effective Amendment No. 55 to the Registrant’s currently effective Registration Statement on Form N-1A on behalf of the series and classes shown on Schedule A.  This transmission contains a conformed signature page signed by power of attorney for a majority of the Trustees, the manually signed original of which is maintained at the offices of the Registrant.

The sole purpose of this filing is to submit in interactive data format exhibits containing risk/return summary information that is identical to the risk/return information contained in the Registrant’s prospectuses that were filed with the Securities and Exchange Commission in Post-Effective Amendment No. 54 to the Registrant’s registration statement on November 30, 2016 (Accession Number 0001104659-16-159729).

Should you have any questions, please do not hesitate to call me at (202) 778-9403 or Ndenisarya Bregasi at (202) 778-9021.  Thank you for your attention.

Sincerely,

/s/ Marguerite Laurent

Attachment

Schedule A

Series	Class
Oakmark Fund	Advisor Class Investor Class Institutional Class Service Class

Oakmark Select Fund	Advisor Class Investor Class Institutional Class Service Class

Oakmark Equity and Income Fund	Advisor Class Investor Class Institutional Class Service Class

Oakmark Global Fund	Advisor Class Investor Class Institutional Class Service Class

Oakmark International Fund	Advisor Class Investor Class Institutional Class Service Class

Oakmark International Small Cap Fund	Advisor Class Investor Class Institutional Class Service Class

Oakmark Global Select Fund	Advisor Class Investor Class Institutional Class Service Class